Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

March 12, 2026

Item 3.	News Releases

A news release announcing the material change was disseminated on March 12, 2026 through GlobeNewswire’s distribution network and a copy filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Changes

On March 12, 2026, the Company announced that it has elected to voluntarily delist its common shares from TSX Venture Exchange (“TSXV”), effective at the close of markets on March 16, 2026.

Item 5.	Full Description of Material Changes

On March 12, 2026, the Company announced that it has elected to voluntarily delist its common shares from TSXV, effective at the close of markets on March 16, 2026.

This strategic decision reflects NervGen’s continued maturity and aligns with the Company’s evolution as it enters late-stage development for NVG-291. Following a comprehensive evaluation, the Company determined that maintaining a dual listing on TSXV does not justify the associated costs and administrative requirements. The voluntary delisting is intended to eliminate duplicative exchange fees, reduce legal, accounting, and regulatory complexity, and enable greater management focus on clinical execution and long-term shareholder value creation.

All shareholders, including Canadian shareholders, will continue to maintain full trading access of their common shares on Nasdaq. No action is required by shareholders in connection with the voluntary delisting. Shareholders with account-specific questions are encouraged to contact their respective brokers.

The voluntary delisting from TSXV was approved by the Company's Board of Directors. In accordance with TSXV policies, shareholder approval is not required as the Company’s common shares are listed on an acceptable alternative market. NervGen will continue to be a reporting issuer under applicable securities laws in all provinces and territories of Canada.

In connection with the voluntary delisting from TSXV, the Company has terminated its previously announced at-the-market equity program (the “ATM Program”), launched on December 19, 2025. From January 1, 2026, through March 12, 2026, the Company issued 245 common shares under the ATM Program at a weighted average price of $6.20 per common share, for aggregate net proceeds of $1,489.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

March 13, 2026